UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                             VIROPHARMA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.002 PER SHARE
                         (Title of Class of Securities)

                                    928241108
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                                     PSV, LP
                         2099 PENNSYLVANIA AVENUE, N.W.
                                    SUITE 900
                           WASHINGTON, D.C. 20006-1813
                            TEL. NO.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                   MAY 7, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 98241108                                                 PAGE 2 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         PSV, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   2,941,295
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   0
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    2,941,295
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 3 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         PSV GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   2,941,295
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   0
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    2,941,295
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 4 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         PSV Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 5 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 6 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         SFM AH, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 7 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Rappahannock Investment Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 8 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                 PAGE 9 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                PAGE 10 OF 15

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]

         (b)      |X|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7    SOLE VOTING POWER
                 NUMBER OF                   0
                   SHARES               ----------------------------------------
                BENEFICIALLY            8    SHARED VOTING POWER
                  OWNED BY                   2,941,295
                    EACH                ----------------------------------------
                 REPORTING              9    SOLE DISPOSITIVE POWER
                   PERSON                    0
                    WITH                ----------------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             2,941,295
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,941,295
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO; IA
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 98241108                                                PAGE 11 OF 15

                  This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on May 17, 1999 (the "Original 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on July 1, 2000 (the "Amendment No. 1"), relating to the common stock (the "Common Stock"), par value $.002 per share, issued by ViroPharma Incorporated, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original 13D.

Item 1.  SECURITY AND ISSUER.

                  No change.

Item 2.  IDENTITY AND BACKGROUND.

                  No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented as follows:
Effective May 7, 2001, pursuant to the Series A Certificate, the Purchaser converted 2,300,000 shares of Series A Preferred Stock into 2,346,295 shares of Common Stock pursuant to the terms of the Series A Certificate.

                  The disclosure under the caption "Additional Disclosure" in
Item 4 is hereby amended and restated in its entirety as follows:

ADDITIONAL DISCLOSURE

                  On May 7, 2001, in accordance with Section 8.2 of the Investment Agreement, the Purchaser made a written request that the Company file a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended, registering the resale from time to time of the Common Stock it beneficially owns and the Common Stock issuable upon exercise of the Warrants. The Reporting Persons may from time to time sell all or a portion the Common Stock, Warrant, or Common Stock issued upon exercise of the Warrant in privately negotiated transactions or in the open market pursuant to the exercise of their registration rights as described above or Rule 144, in each case, subject to prices for the Common Stock deemed favorable by the Reporting Persons, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate

CUSIP NO. 98241108                                                PAGE 12 OF 15


and to the terms of the Investment Agreement and the Warrant, as the case may be. Alternatively, the Reporting Persons may from time to time acquire additional shares of Common Stock in privately negotiated transactions or in the open market, in each case, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Investment Agreement or the Warrant, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) On May 5, 1999, the Company issued to the Purchaser, and the Purchaser acquired, (i) 2,300,000 shares of the Series A Preferred Stock and (ii) the Warrant to purchase an aggregate of 595,000 shares of Common Stock, subject to adjustment under certain circumstances. Effective May 7, 2001, pursuant to the Series A Certificate, 2,300,000 shares of Series A Preferred Stock were converted into 2,346,295 shares of Common Stock. The Warrant is exercisable at any time until May 5, 2004.

                  As of May 11, 2001, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,941,295 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 18,628,612 shares of Common Stock outstanding as of May 11, 2001 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, represents approximately 15.3% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  (b)      (i)      Each of the Purchaser and PSV GP may be
deemed to have sole power to direct the voting and disposition of the 2,941,295 shares of Common Stock beneficially owned by the Purchaser.

                           (ii)     By virtue of the relationships between and
among the Reporting Persons described in Item 2 hereof, each of the Reporting Persons, other than the Purchaser and PSV GP,

CUSIP NO. 98241108                                                PAGE 13 OF 15

may be deemed to share the power to direct the voting and disposition of the 2,941,295 shares of Common Stock beneficially owned by the Purchaser.

                  (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                  (e)      No change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated May 17, 2001, among (i) PSV, LP, (ii) PSV GP, LLC, (iii) PSV Partners, LLC, (iv) Rappahannock Investment Company, (v) SFM Participation L.P., (vi) SFM AH, Inc., (vii) Frank H. Pearl, (viii) George Soros and (ix) Soros Fund Management LLC.

                  Exhibit 2: Incorporate by reference the Power of Attorney, filed as Exhibit 2 to Amendment No. 1 to the Schedule 13D, appointing Michael C. Neus and Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

CUSIP NO. 98241108                                                PAGE 14 OF 15

                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001

                                   PSV, LP

                                   By:  PSV GP, LLC,
                                        General Partner

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV GP, LLC

                                   By:  SFM Participation, L.P.,
                                        Member

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   PSV PARTNERS, LLC

                                   By:  Rappahannock Investment Company,
                                        Managing Member

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   RAPPAHANNOCK INVESTMENT COMPANY

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl
                                        Title:  Sole Shareholder


                                   MR. FRANK H. PEARL

                                   By:  /s/ Frank H. Pearl
                                        ---------------------------------------
                                        Name:   Frank H. Pearl

CUSIP NO. 98241108                                                PAGE 15 OF 15


                                   SFM PARTICIPATION, L.P.

                                   By:  SFM AH, Inc.,
                                        General Partner

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   SFM AH, INC.

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Secretary


                                   MR. GEORGE SOROS

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Attorney-in-fact


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Richard D. Holahan, Jr.
                                        ---------------------------------------
                                        Name:   Richard D. Holahan, Jr.
                                        Title:  Assistant General Counsel